April 17, 2015

VIA EDGAR

CONFIDENTIAL

Mara L. Ransom, Assistant Director

Dietrich King, Legal Branch Chief

Jennifer López, Staff Attorney

Jennifer Thompson, Accounting Branch Chief

Lisa Sellars, Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

26th Floor, Two ifc 8 Century Boulevard Shanghai 200120 People’s Republic of China Tel: +86.21.6101.6000 Fax: +86.21.6101.6001 www.lw.com FIRM / AFFILIATE OFFICES
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Re:	Baozun Inc.
Registration Statement on Form F-1

Dear Ms. Ransom, Mr. King, Ms. López, Ms. Thompson and Ms. Sellars:

On behalf of our client, Baozun Inc. (the “Company”), formerly known as Baozun Cayman Inc., we are hereby submitting with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form F-1 (the “Registration Statement”). The Company previously submitted drafts of the Registration Statement on a confidential basis in accordance with the Commission’s procedures with respect to “emerging growth companies” on December 18, 2014, January 28, 2015 and March 5, 2015. The Registration Statement has been revised to reflect the Company’s responses to the comment letter received from the staff of the Commission (the “Staff”) on March 30, 2015, as well as to generally update the Registration Statement.

Set forth below are the Company’s responses to the comments contained in the Staff’s letter. We have included page numbers to refer to the location in the Registration Statement where the language addressing a comment appears.

April 17, 2015

Courtesy copies of this letter and the Registration Statement are being hand delivered to the Staff.

Conventions that Apply to this Prospectus, page 7

1.	We note your response to comment 2 and the related revisions to your filing. You now indicate that GMV includes, in part, “the full value of purchases settled for which customers have placed orders and paid deposits on such stores.” It is unclear from your revisions whether GMV includes only purchases settled as of the date for which GMV is presented, or whether GMV includes both purchases settled as of the date and pending transactions that are subsequently settled after the date for which GMV is presented. Please revise your disclosure to clarify this matter.

In response to the Staff’s comment, the Company has revised the definition of GMV on pages 7, 8, 14, 15, 69, 73 and 90.

Business, page 100

2.	We note your response to comment 7 and the information that you shared with us during our conference call on March 30, 2015. Please revise the description of your business to better explain how you use your capabilities under the distribution model. To assist your investors in understanding this matter, you may wish to provide an example or case study illustrating the various actions you take to sell goods under the distribution model.

In response to the Staff’s comment, the Company has clarified the relevant disclosure on pages 1, 102 to 105 and 107 to 111 to enhance the description of its brand e-commerce capabilities and how it uses its capabilities under the distribution model.

Consolidated Financial Statements

20.     Restricted Net Assets, page F-41

3.	We note your disclosure that aggregate amounts of paid in capital and statutory reserves of your PRC subsidiaries and VIE are RMB19,072 and RMB638 respectively. Please tell us if this is the total amount of restricted net assets of your consolidated subsidiaries and VIE. If so, please tell us how these amounts are calculated and how they relate to your consolidated financial statements. Also tell us how the disclosures in this footnote fully comply with Rule 4-08(e) of Regulation S-X.

The Company respectfully advises the Staff that aggregate amounts of paid in capital and statutory reserves of the Company’s PRC subsidiaries and VIE of RMB19,072 and RMB638 respectively, do not constitute the total amount of restricted net assets of its consolidated subsidiaries and VIE. Such amounts also include paid in capital of the

April 17, 2015

Company’s subsidiaries and VIE that have excess liabilities over assets. The Company notes that SAB Topic 6.K.2, Parent Company Financial Information states in part:

“The related amount of the subsidiary’s net assets designated as restricted, however, should not exceed the amount of the subsidiary’s net assets included in consolidated net assets, since parent company disclosures are triggered when a significant amount of consolidated net assets are restricted.”

Therefore, for the purpose of restricted assets of subsidiaries test, the Company’s restricted net assets should be RMB3,621 as of December 31, 2014. The Company has updated the footnote disclosure on page F-42 to reflect the amount of restricted net assets calculated in accordance with SEC Rule 4-08(3) of Regulation S-X.

* * *

If you have any questions regarding this response letter or the Registration Statement, please contact the undersigned by phone at +86 21 6101 6018 or via email at karen.yan@lw.com. Questions relating to accounting and auditing matters of the Company may also be directed to Alan Hu of Deloitte Touche Tohmatsu Certified Public Accountants LLP via email at alhu@deloitte.com.cn.

Respectfully submitted,

/s/ Karen M. Yan

Karen M. Yan

of LATHAM & WATKINS LLP

Enclosures

cc:	Vincent Wenbin Qiu, Chief Executive Officer, Baozun Inc.
Beck Chen, Chief Financial Officer, Baozun Inc.
Karen M. Yan, Esq., Latham & Watkins LLP, New York
Leiming Chen, Esq., Simpson Thacher & Bartlett LLP
Alan Hu, Deloitte Touche Tohmatsu Certified Public Accountants LLP

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